June 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Century Communities, Inc.
Registration Statement on Form S-4
File No. 333-217750

Dear Mr. Ingram:

Century Communities, Inc., a Delaware corporation (“Century Communities”), is filing today via EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (File No. 333-217750) (the “Registration Statement”), including a proxy statement/prospectus of Century Communities and UCP, Inc., a Delaware corporation (“UCP”).

On behalf of Century Communities and UCP, this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning Amendment No. 1 to the Registration Statement, as set forth in your letter, dated June 20, 2017 (the “Comment Letter”), addressed to Mr. Dale Francescon of Century Communities. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comments of the Comment Letter, and provided the responses of Century Communities and UCP in bold. In general, the information contained in this letter with respect to Century Communities has been furnished by Century Communities, and the information contained in this letter with respect to UCP has been furnished by UCP. Please note that all page references contained in our responses below are to the pages of Amendment No. 2 in the form filed today with the Commission.

Amendment No. 2 also includes certain supplemental disclosures under the sections entitled “Proposal I: Adoption of the Merger Agreement—Background of the Merger,” “ —Opinion of UCP’s Financial Advisor,” “ —Century Communities Unaudited Prospective Financial Information,” and “ —UCP Unaudited Prospective Financial Information” on pages 58-91 of Amendment No. 2 that Century Communities and UCP believe are neither material nor required by applicable rule, regulation, statute or law, but which have been so included solely to render moot, and effect the voluntary withdrawal with prejudice, dismissal and settlement of, the putative federal class action lawsuit brought by plaintiff as described under the sections entitled “Litigation Relating to the Merger” on pages 18-19 and pages 99-100 of Amendment No. 2.

U.S. Securities and Exchange Commission

June 21, 2017

General

1.	Please file the tax opinions with your next amendment.

In response to the Staff’s comment, the tax opinions of Greenberg Traurig, LLP, counsel to Century Communities, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to UCP, have been filed as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2.

2.	It appears from your pro forma financial statements that you intend to use the net proceeds of the May 2017 Notes offering to pay off your outstanding indebtedness under your revolving credit facility, UCP’s outstanding indebtedness, and the cash portion of the merger consideration. Please reconcile this disclosure with the disclosure on page 8 under the question “is the completion of the merger subject to a financing condition.”

In response to the Staff’s comment, Century Communities has revised the disclosure under the question “Is the completion of the Merger subject to a financing condition?” on page 8 of Amendment No. 2.

Comparative Historical and Unaudited Pro Forma Per Share Data, Page 28

3.	It appears that certain amounts in your table should be revised since the items they were derived from were changed in Amendment No. 1 of your registration statement. In this regard, please revise the following UCP unaudited pro forma equivalent per share data items:

•	EPS – basic for the year ended December 31, 2016;

•	EPS – diluted for the year ended December 31, 2016; and

•	Pro forma book value per share of common stock for at March 31, 2017.

In response to the Staff’s comment, Century Communities has revised each of the foregoing UCP unaudited pro forma equivalent per share data items. Please see page 29 of Amendment No. 2.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 126

Note (g), page 129

4.	You disclose that the UCP transaction costs of $8.5 million are reflected in the updated pro forma balance sheet as of March 31, 2017 as a reduction to cash and an increase to accrued expenses and other liabilities. This statement is not consistent with the adjustments presented in the updated pro forma balance sheet. Please revise your footnote as appropriate.

In response to the Staff’s comment, Century Communities has revised note (g) on pages 132-133 of Amendment No. 2 to make it consistent with the adjustments presented in the Unaudited Pro Forma Condensed Combined Balance Sheet.

U.S. Securities and Exchange Commission

June 21, 2017

Note (i), page 130

5.	Please expand your note to also disclose how the determination of capitalized interest considers the pro forma interest expense resulting from the offering of the May 2017 Notes, offset by the repayment of UCP’s outstanding indebtedness. Additionally, please disclose, if true, that your adjustment assumes that 100% of pro forma interest expense is capitalized to inventories.

In response to the Staff’s comment, Century Communities has revised note (i) on page 133 of Amendment No. 2.

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 2, have been responsive to the Staff’s comments in the Comment Letter. We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or Clifford E. Neimeth at (212) 801-9383.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	SiSi Cheng, Staff Accountant
Dale Welcome, Staff Accountant
Chris Ronne, Staff Attorney
(U.S. Securities and Exchange Commission)

Dale Francescon
Robert J. Francescon
David L. Messenger
(Century Communities, Inc.)

Dustin L. Bogue
W. Allen Bennett
(UCP, Inc.)

Ross A. Fieldston
Jeffrey D. Marell
(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Clifford E. Neimeth
(Greenberg Traurig, LLP)